UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No. 1)

Arch Coal, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5% Perpetual Cumulative Convertible Preferred Stock

(Liquidation Preference $50.00 Per Share)
(Title of Class of Securities)

039380 20 9

(CUSIP Number of Class of Securities)

Robert G. Jones

Vice President – Law, General Counsel and Secretary
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 61341
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

      with a copy to:

Ronald D. West

Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222-2312
(412) 355-6500

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee

$10,062,246	$1,076.66

(1) Estimated solely for the purpose of calculating the registration fee based on the product of (i) $75.15, which is the average of high and low prices per share of Arch Coal, Inc.’s Common Stock, $.01 par value, as reported on the New York Stock Exchange on November 29, 2005, and (ii) 134,522 shares of Arch Coal, Inc.’s Common Stock, which represents the maximum number of shares of Arch Coal, Inc.’s Common Stock that may be issued as the premium pursuant to the conversion offer, if the conversion offer expired on November 30, 2005, upon the conversion of up to 2,874,926 shares of Arch Coal’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) validly tendered and accepted for conversion in the conversion offer.

      ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,076.66

Form or Registration No.:	Schedule TO

Filing Party:	Arch Coal, Inc.

Date Filed:	December 1, 2005

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate box(es) below to designate any transactions to which the statement relates:

      ☐ third-party tender offer subject to Rule 14d-1.

      ☒ issuer tender offer subject to Rule 13e-4.

      ☐ going-private transaction subject to Rule 13e-3.

      ☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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      This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 1, 2005 (the “Schedule TO”) relates to an offer by Arch Coal, Inc., a Delaware corporation (the “Company”), to deliver a premium, payable in shares of the Company’s Common Stock, $.01 par value (“Common Stock”), for each share of the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) (“Preferred Stock”) validly tendered and accepted for conversion (the “Conversion Offer”) pursuant to the terms and subject to the conditions described in the offering circular, dated November 30, 2005 (the “Offering Circular”), the Offering Circular Supplement, dated December 5, 2005 (the “Offering Circular Supplement”), and the accompanying letter of transmittal. The Offering Circular, the Offering Circular Supplement and the accompanying letter of transmittal are exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, hereto.

      The information set forth in the Offering Circular, the Offering Circular Supplement and the accompanying letter of transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

      This Amendment No. 1 to the Schedule TO amends the Schedule TO in order to reflect the Company’s change of the formula set forth in the Offering Circular for calculating the number of shares that will be paid as a premium in the Conversion Offer for each share of Preferred Stock validly tendered and accepted for conversion. Accordingly, this Amendment No. 1 to the Schedule TO amends Items 4, 7 and 12 of the Schedule TO.

Item 4. Terms of the Transaction.

      (a) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock,” “Description of Capital Stock” and “Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the related letter of transmittal and in the Offering Circular Supplement, is incorporated herein by reference.

      (b) To the Company’s knowledge, no shares of Preferred Stock are owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Conversion Offer. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth under the captions “Summary – The Conversion Offer,” “Questions and Answers about the Conversion Offer – What will I receive in the conversion offer if I validly tender shares of Preferred Stock and they are accepted for conversion?” and “The Conversion Offer – Terms of the Conversion Offer” in the Offering Circular and the information set forth in the Offering Circular Supplement is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

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Item 12. Exhibits.

      The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated November 30, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Offering Circular Supplement, dated December 5, 2005.
(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(D)	Form of Letter to DTC Participants.
(a)(1)(E)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated December 1, 2005 (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO).
(b)	Not applicable.
(d)	Form of Rights Agreement, dated March 3, 2000 (incorporated herein by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on March 9, 2000).
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arch Coal, Inc.

By:	/s/ ROBERT J. MESSEY

Name: Robert J. Messey
Title: Senior Vice President and Chief Financial Officer

Dated: December 5, 2005

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